Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports second quarter financial results

•	Maintaining annual delivery and cost of sales guidance

•	Signed an agreement with Kazatomprom to restructure and enhance JV Inkai

•	Continued focus on controlling costs amid difficult market conditions

Saskatoon, Saskatchewan, Canada, July 28, 2016

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2016 in accordance with International Financial Reporting Standards (IFRS).

“Our quarterly results were again influenced by a quiet market, as well as a number of notable and one-time items” said president and CEO, Tim Gitzel. “However, our annual sales guidance and cost of sales expectations remain unchanged, our long-term contract portfolio continues to keep our average realized price above market prices, and we remain focused on controlling costs across the organization.

“Market conditions have become increasingly challenging over the past five years. Primary supply has simply not responded to decreased demand, and coupled with an abundance of secondary material available today, the uranium market continues to be oversupplied. As a result, prices have remained under pressure, and because we don’t know how long the current weak conditions will persist, we must manage the company with that uncertainty in mind.

“Despite the current market challenges, we remain confident in nuclear power as an important part of the long-term global energy mix. Based on the reactor construction that is underway around the world today, we continue to expect uranium demand to increase in the long-term.”

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015	2016	2015
Revenue	466	565	875	1,130
Gross profit	43	153	161	282
Net earnings (losses) attributable to equity holders	(137)	88	(59)	79
$ per common share (diluted)	(0.35)	0.22	(0.15)	0.20
Adjusted net earnings (losses) (non-IFRS, see page 2)	(57)	46	(64)	115
$ per common share (adjusted and diluted)	(0.14)	0.12	(0.16)	0.29
Cash provided by (used in) operations (after working capital changes)	(51)	(65)	(328)	68

SECOND QUARTER

Net losses attributable to equity holders this quarter were $137 million (losses of $0.35 per share diluted) compared to net earnings of $88 million ($0.22 per share diluted) in the second quarter of 2015 due to:

•	impairment of our Rabbit Lake operation

•	mark-to-market losses on foreign exchange derivatives compared to gains in the second quarter of 2015

•	lower gross profit from our uranium and NUKEM segments

•	higher administration expenditures

partially offset by:

•	higher foreign exchange gains

On an adjusted basis, our losses this quarter were $57 million (losses of $0.14 per share diluted) compared to earnings of $46 million ($0.12 per share diluted) (non-IFRS measure, see page 2) in the second quarter of 2015. The change was mainly due to:

•	lower gross profit from our uranium and NUKEM segments

•	higher administration expenditures

partially offset by:

•	higher foreign exchange gains

See Financial results by segment on page 5 for more detailed discussion.

FIRST SIX MONTHS

Net losses in the first six months of the year were $59 million (losses of $0.15 per share diluted) compared to earnings of $79 million ($0.20 per share diluted) in the first six months of 2015 mainly due to:

•	impairment of our Rabbit Lake operation

•	lower gross profit from our uranium and NUKEM segments

•	higher administration costs

•	higher foreign exchange losses

partially offset by:

•	higher gross profit from our fuel services segment

•	mark-to-market gains on foreign exchange derivatives compared to losses in the first six months of 2015

•	higher tax recovery

On an adjusted basis, our losses for the first six months of this year were $64 million (losses of $0.16 per share diluted) compared to earnings of $115 million ($0.29 per share diluted) (non-IFRS measure, see page 2) for the first six months of 2015. Key variances include:

•	lower gross profit from our uranium and NUKEM segments

•	higher administration costs

•	higher foreign exchange losses

partially offset by:

•	higher gross profit from our fuel services segment

•	higher tax recovery

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory write-downs and recoveries, impairment charges, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2016	2015	2016	2015
Net earnings (losses) attributable to equity holders	(137)	88	(59)	79
Adjustments
Adjustments on foreign exchange derivatives	(10)	(57)	(126)	44
NUKEM purchase price inventory recovery	(6)	—	(6)	(3)
Impairment charge	124	—	124	6
Income taxes on adjustments	(28)	15	3	(11)
Adjusted net earnings (losses)	(57)	46	(64)	115

See Financial results by segment on page 5 for more detailed discussion.

Also of note:

IMPAIRMENT

Production was suspended at our Rabbit Lake operation during the second quarter, requiring us to determine the excess carrying value of the mine and mill over the fair value less costs to sell. As a result, we have recognized an impairment charge for the full carrying value of $124.4 million.

CONTRACTING

In July, we agreed to terminate a long-term supply contract with one of our utility customers, which had product deliveries from 2016 through 2021. The resulting gain on contract settlement of $46.7 million will be reflected in our financial results for the third quarter as other income.

Our strategy

We are a pure-play nuclear fuel supplier, focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. Our strategy is to profitably produce from our tier-one assets at a pace aligned with market signals to increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

We believe the best way to create value is to focus our investible capital on maintaining a strong balance sheet and on preserving the production flexibility of our tier-one assets. This approach provides us with the opportunity to meet rising demand with increased production from our best margin assets, and helps to mitigate risk during a prolonged period of uncertainty. In the context of continued depressed market conditions, we have positioned our production to come from our lower-cost operations.

Going forward, we plan to:

•	ensure continued safe, reliable, low-cost production from our tier-one assets – McArthur River/Key Lake, Cigar Lake and Inkai

•	complete ramp up of production at Cigar Lake

•	continue to evaluate the position of the other sources of supply in our portfolio, including Rabbit Lake and the US operations, and retain the flexibility to respond to market signals and take advantage of value adding opportunities, including expanded production capacity at McArthur River/Key Lake and at Inkai

•	maintain our low-cost advantage by focusing on execution and operational excellence

You can read more about our strategy in our 2015 annual management’s discussion and analysis (MD&A).

Uranium market update

The second quarter of 2016 continued much the same as the first – with demand remaining low and uranium prices depressed. That is as expected, given that there have been no events to catalyze a change in the current state of the market. In Japan, reactors continue to progress towards restart at a very slow pace, facing further challenges in the form of injunctions from the lower courts. Adding pressure to the market were a number of premature reactor retirement announcements in the United States, as well as the vote by the United Kingdom to leave the European Union, which has increased uncertainty around their new build program.

On the other side of the equation, supply continued to be readily available, with secondary supplies abundant and no interruptions to primary supply.

Making positive news for the industry were two new reactor startups – one in China and one in the United States – bringing the total for the year to five.

Longer term, strong fundamentals underpin a positive outlook for the industry. With 60 reactors under construction today and additional units planned over the next decade, uranium demand is expected to increase as those reactors come online. In addition, as future supply continues to be negatively affected by current depressed market conditions and utilities refrain from contracting replacement volumes, we expect to see a shift from the currently over-supplied market we are experiencing today to a demand-driven market that requires more primary supply. Demand growth combined with the timing, development and execution of new supply projects and the continued performance of existing supply, will determine the pace of that shift.

Caution about forward-looking information relating to our uranium market update

This discussion of our expectations for the nuclear industry, including its growth profile, future global uranium supply and demand is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 10.

Outlook for 2016

Our outlook for 2016 reflects the expenditures necessary to help us achieve our strategy. Our outlook for our consolidated tax rate, and NUKEM’s delivery volumes, revenue and gross profit, has changed. We do not provide an outlook for the items in the table that are marked with a dash.

See 2016 Financial results by segment on page 5 for details.

2016 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES	NUKEM
Production	—	25.8 million lbs	8 to 9 million kgU	—
Delivery volume[1]	—	30 to 32 million lbs[2]	Decrease up to 5%	7 to 8 million lbs U3O8
Revenue compared to 2015[3]	Decrease 5% to 10%	Decrease 5% to 10%[4]	Increase up to 5%	Decrease 5% to 10%
Average unit cost of sales (including D&A)	—	Increase up to 5%[5]	Increase 10% to 15%	—
Direct administration costs compared to 2015[6]	Increase 10% to 15%	—	—	—
Gross profit	—	—	—	Gross profit up to 1%
Exploration costs compared to 2015	—	Increase 15% to 20%	—	—
Tax rate[7]	Recovery of 175% to 200%	—	—	—
Capital expenditures	$275 million	—	—	—

[1]	Our 2016 outlook for delivery volume does not include sales between our uranium, fuel services and NUKEM segments.
[2]	Our uranium delivery volume is based on the volumes we currently have commitments to deliver under contract in 2016.
[3]	For comparison of our 2016 outlook and 2015 results for revenue, we do not include sales between our uranium, fuel services and NUKEM segments.
[4]	Based on a uranium spot price of $25.00 (US) per pound (the Ux spot price as of July 25, 2016), a long-term price indicator of $38.00 (US) per pound (the Ux long-term indicator on July 25, 2016) and an exchange rate of $1.00 (US) for $1.30 (Cdn).
[5]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in the remainder of 2016, then we expect the overall unit cost of sales could be different.
[6]	Direct administration costs do not include stock-based compensation expenses.
[7]	Our outlook for the tax rate is based on adjusted net earnings.

We have increased our uranium production outlook to 25.8 million pounds U3O8 (previously 25.7 million pounds) to reflect the final 2016 production from Rabbit Lake following the operational changes made in April. See Uranium 2016 Q2 updates starting on page 9 for more information.

We have decreased our outlook for NUKEM sales volumes to 7 million to 8 million pounds U3O8 (previously 9 million to 10 million pounds) due to continued light activity in the market. This change, along with the inventory write-down that we recognized during the second quarter, has also resulted in a change to our outlook for NUKEM’s revenue and gross profit. We now expect NUKEM’s revenue to decrease 5% to 10% (previously increase 5% to 10%) and gross profit to be a maximum of 1% (previously 4% to 5%).

We have adjusted our outlook for the consolidated tax rate to a recovery of 175% to 200% (previously 50% to 55%) due to the changes to our NUKEM outlook noted above, and a change in the distribution of earnings between jurisdictions.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, delivery volumes and revenue can vary significantly. We expect remaining 2016 uranium deliveries to be more heavily weighted to the fourth quarter.

REVENUE AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2016:

•	an increase of $5 (US) per pound in both the Ux spot price ($25.00 (US) per pound on July 25, 2016) and the Ux long-term price indicator ($38.00 (US) per pound on July 25, 2016) would increase revenue by $37 million and net earnings by $29 million. Conversely, a decrease of $5 (US) per pound would decrease revenue by $28 million and net earnings by $21 million.

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change adjusted net earnings by $5 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. Cash flow would change by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a negative impact.

TRANSFER PRICING DISPUTES

We have been reporting on our transfer pricing disputes with Canada Revenue Agency (CRA) since 2008, when it originated, and with the Internal Revenue Service (IRS) since the first quarter of 2015. Please see our second quarter MD&A for a discussion of the general nature of transfer pricing disputes and, more specifically, the ongoing disputes we have.

Financial results by segment

Uranium

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2016	2015	CHANGE	2016	2015	CHANGE
Production volume (million lbs)				7.0	5.4	30%	14.0	10.5	33%
Sales volume (million lbs)[1]				4.6	7.3	(37)%	10.5	14.3	(27)%
Average spot price	($	US/lb	)	27.15	36.17	(25)%	29.50	37.26	(21)%
Average long-term price	($	US/lb	)	41.50	47.50	(13)%	42.67	48.50	(12)%
Average realized price	($	US/lb	)	42.91	46.57	(8)%	42.52	45.03	(6)%
	($	Cdn/lb	)	55.70	58.04	(4)%	57.16	55.45	3%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	47.46	40.71	17%	43.09	38.64	12%
Revenue ($ millions)[1]				256	424	(40)%	603	791	(24)%
Gross profit ($ millions)				38	127	(70)%	148	240	(38)%
Gross profit (%)				15	30	(50)%	25	30	(17)%

[1]	There were no significant intersegment transactions in the periods shown.

SECOND QUARTER

Production volumes this quarter were 30% higher compared to the second quarter of 2015, mainly due to higher production from Cigar Lake, Inkai and Rabbit Lake. See Uranium 2016 Q2 updates starting on page 9 for more information.

The 40% decrease in uranium revenues was a result of a 37% decrease in sales volume and a 4% decrease in the Canadian dollar average realized price. Sales in the second quarter were lower than in 2015 due to the timing of deliveries, which are driven by customer requests and can vary significantly.

The US dollar average realized price decreased by 8% compared to 2015 mainly due to lower prices on market-related contracts, while the lower Canadian dollar realized prices this quarter were a result of that decrease, partially offset by the weakening of the Canadian dollar compared to 2015. This quarter the exchange rate on the average realized price was $1.00 (US) for $1.30 (Cdn) compared to $1.00 (US) for $1.25 (Cdn) in the second quarter of 2015.

Total cost of sales (including D&A) decreased by 27% ($218 million compared to $297 million in 2015) due to a 37% decrease in sales volume, partially offset by a 17% increase in the unit cost of sales. The increase in the unit cost of sales was mainly the result of care and maintenance costs and severance costs related to the curtailment of production at Rabbit Lake and in the US, partially offset by lower production costs related to higher production from Cigar Lake compared to the second quarter of 2015.

The net effect was an $89 million decrease in gross profit for the quarter.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 33% higher than in the previous year due to the addition of production from Cigar Lake and higher production at McArthur/Key Lake, and Inkai, partially offset by lower production at our US operations. See Uranium 2016 Q2 updates starting on page 9 for more information.

Uranium revenues decreased 24% compared to the first six months of 2015 due to a 27% decrease in sales volumes, partially offset by a 3% increase in the Canadian dollar average realized price, in the first six months.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly. We are on track to meet our 2016 uranium sales targets, and, therefore, expect to deliver between 20 million and 22 million pounds in the remainder of the year.

Our Canadian dollar realized prices for the first six months of 2016 were higher than 2015, primarily as a result of the weakening of the Canadian dollar compared to 2015. For the first six months of 2016, the exchange rate on the average realized price was $1.00 (US) for $1.34 (Cdn) compared to $1.00 (US) for $1.23 (Cdn) for the same period in 2015.

Total cost of sales (including D&A) decreased by 18% ($454 million compared to $552 million in 2015) mainly due to a 27% decrease in sales volume for the first six months, partially offset by a 12% increase in the unit cost of sales. The increase in the unit cost of sales was mainly the result of care and maintenance costs and severance costs related to the curtailment of production at Rabbit Lake and in the US.

The net effect was a $92 million decrease in gross profit for the first six months.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($CDN/LB)	2016	2015	CHANGE	2016	2015	CHANGE
Produced
Cash cost	15.96	26.53	(40)%	18.32	27.28	(33)%
Non-cash cost	11.07	14.64	(24)%	11.81	13.59	(13)%
Total production cost	27.03	41.17	(34)%	30.13	40.87	(26)%
Quantity produced (million lbs)	7.0	5.4	30%	14.0	10.5	33%
Purchased
Cash cost	38.18	45.68	(16)%	49.77	46.69	7%
Quantity purchased (million lbs)	0.6	4.0	(85)%	5.7	6.6	(14)%
Totals
Produced and purchased costs	27.91	43.09	(35)%	35.81	43.12	(17)%
Quantities produced and purchased (million lbs)	7.6	9.4	(19)%	19.7	17.1	15%

The average cash cost of production this quarter was 40% lower than the comparable period in 2015, primarily due to increased low-cost production from Cigar Lake, and the impact of our first quarter production changes at Rabbit Lake.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the second quarter, the average cash cost of purchased material in US dollar terms was $29.20 (US) per pound with an average exchange rate of $1.00 (US) for $1.31 (Cdn), compared to $36.48 (US) per pound at an average exchange rate of $1.00 (US) for $1.25 (Cdn) in the second quarter of 2015. For the first six months, the average cash cost of purchased material was $36.18 (US) per pound at an average exchange rate of $1.00 (US) for $1.38 (Cdn), compared to $37.40 per pound at an average exchange rate of 1.00 (US) for $1.25 (Cdn) in the same period in 2015.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarter and the first six months of 2016 and 2015.

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2016	2015	2016	2015
Cost of product sold	165.6	251.2	368.9	455.4
Add / (subtract)
Royalties	(19.1)	(21.9)	(39.9)	(35.7)
Care and maintenance and severance costs	(38.7)	—	(38.7)	—
Other selling costs	(3.0)	(3.7)	(2.9)	(5.3)
Change in inventories	29.8	100.4	252.8	180.2
Cash operating costs (a)	134.6	326.0	540.2	594.6
Add / (subtract)
Depreciation and amortization	52.7	45.9	85.5	96.1
Change in inventories	24.8	33.2	79.8	46.7
Total operating costs (b)	212.1	405.1	705.5	737.4
Uranium produced & purchased (million lbs) (c)	7.6	9.4	19.7	17.1
Cash costs per pound (a ÷ c)	17.71	34.68	27.42	34.77
Total costs per pound (b ÷ c)	27.91	43.10	35.81	43.12

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

		THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS		2016	2015	CHANGE	2016	2015	CHANGE
Production volume (million kgU)		2.6	3.1	(16)%	5.9	5.7	4%
Sales volume (million kgU)[1]		2.9	2.4	21%	5.2	5.4	(4)%
Average realized price	($Cdn/kgU)	27.75	29.70	(7)%	27.06	25.45	6%
Average unit cost of sales (including D&A)	($Cdn/kgU)	21.31	21.44	(1)%	20.90	20.39	3%
Revenue ($ millions)[1]		81	70	16%	140	136	3%
Gross profit ($ millions)		19	19	—	32	27	19%
Gross profit (%)		23	27	(15)%	23	20	15%

[1]	There were no significant intersegment transactions in the periods shown.

SECOND QUARTER

Total revenue for the second quarter of 2016 increased to $81 million from $70 million for the same period last year. A 21% increase in sales volumes was partially offset by a 7% decrease in average realized price, primarily due to mix of products sold partially offset by the weakening of the Canadian dollar compared to 2015.

The total cost of products and services sold (including D&A) increased by 24% ($62 million compared to $50 million in the second quarter of 2015) due to the increase in sales volumes, partially offset by a decrease in the average unit cost of sales. When compared to 2015, the average unit cost of sales was 1% lower.

Gross profit remained unchanged at $19 million.

FIRST SIX MONTHS

In the first six months of the year, total revenue increased by 3% due to a 6% increase in realized price that was the result of the weakening of the Canadian dollar and the mix of products sold, partially offset by a 4% decrease in sales volumes.

The total cost of products and services sold (including D&A) decreased 1% ($108 million compared to $109 million in 2015) due to the 4% decrease in sales volume, partially offset by a 3% increase in the average unit cost of sales, which resulted from an increase in the unit opening inventory rate.

The net effect was a $5 million increase in gross profit.

NUKEM

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2016	2015	CHANGE	2016	2015	CHANGE
Uranium sales (million lbs)[1]				2.4	1.5	60%	2.4	4.0	(40)%
Average realized price	($	Cdn/lb	)	52.51	50.47	4%	52.24	42.80	22%
Cost of product sold (including D&A)				139	70	99%	141	156	(10)%
Revenue ($ millions)[1]				129	81	59%	131	178	(26)%
Gross profit (loss) ($ millions)				(10)	11	(191)%	(10)	22	(145)%
Gross profit (loss) (%)				(8)	14	(157)%	(8)	12	(167)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q2 2016, 200,000 pounds in sales and revenue of $10.8 million in Q2 2015); (nil in 2016, 743,000 pounds in sales and revenue of $13.3 million in 2015).

SECOND QUARTER

During the second quarter of 2016, NUKEM delivered 2.4 million pounds of uranium, an increase of 60% from the same period last year due largely to the timing of customer requirements. The majority of the deliveries in the quarter were under existing contracts with utilities. Activity in the spot market continued to be light, as was the case in the first quarter. Total revenues increased by 59% as a result of higher sales volumes.

NUKEM recorded a gross loss of $10 million in the second quarter of 2016, compared to an $11 million gross profit in the second quarter of 2015. Included in the 2016 gross loss is a $14 million net write-down of inventory. The write-down was a result of a decline in the spot price during the period.

FIRST SIX MONTHS

During the six months ended June 30, 2016, NUKEM delivered 2.4 million pounds of uranium, a decrease of 40%, due to very light market activity with a lack of profitable opportunities, and the timing of customer requirements. Total revenues decreased 26% due to a decrease in sales volumes, partially offset by a 22% increase in average realized price. The increase in realized price was mainly the result of deliveries under contracts negotiated in prior years when market prices were higher.

Gross profit percentage was a loss of 8% for the first six months of 2016, a decrease from a profit of 12% in the same period in 2015. Included in the 2015 margin was a $3 million recovery compared to a $14 million net write-down of inventory in 2016. The write-down in 2016 was a result of a decline in the spot price during the period.

The net effect was a $32 million decrease in gross profit.

Uranium 2016 Q2 updates

URANIUM PRODUCTION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
OUR SHARE (MILLION LBS)	2016	2015	CHANGE	2016	2015	CHANGE	2016 PLAN
McArthur River/Key Lake	2.8	2.9	(3)%	5.7	5.5	4%	12.6
Cigar Lake	2.0	1.2	67%	4.3	1.6	169%	8.0
Inkai	1.1	0.6	83%	2.2	1.2	83%	3.0
Rabbit Lake	0.7	0.2	250%	1.1	1.1	—	1.1
Smith Ranch-Highland	0.3	0.4	(25)%	0.6	0.9	(33)%	0.9
Crow Butte	0.1	0.1	—	0.1	0.2	(50)%	0.2
Total	7.0	5.4	30%	14.0	10.5	33%	25.8

MCARTHUR RIVER/KEY LAKE

Production for the second quarter was 3% lower compared to the same period last year due to a longer mill maintenance shut down. Production for the first six months was slightly higher than last year when unplanned mill maintenance affected our first quarter production.

A new calciner has been installed at the Key Lake mill to accommodate an annual production increase to 25 million pounds when the market signals that more production is needed. However, reliability issues have been encountered with the new equipment during commissioning. Since market conditions do not currently support increased production at McArthur River/Key Lake, and as part of our continuing efforts to reduce costs, we have suspended the commissioning of and transition to the new calciner. We are assessing the cost to resolve the issues and expect to complete commissioning at a time when we see the need for the new calcining capacity. The existing calciner has sufficient capacity to meet our 2016 production target of 18 million pounds (12.6 million pounds our share).

CIGAR LAKE

Total packaged production from Cigar Lake was 67% higher in the second quarter, and 169% higher in the first six months compared to the same periods last year. The increases are related to the scheduled rampup of the operation. We are on track to achieve our target of 16 million pounds of production (8 million pounds our share) in 2016, and full production of 18 million pounds (9 million pounds our share) in 2017.

In the second quarter, AREVA’s application to increase the capacity of the McClean Lake mill from 13 million to 24 million pounds of annual production was approved by the Canadian Nuclear Safety Commission.

The unionized employees at AREVA’s McClean Lake mill accepted a new three-year collective agreement during the second quarter. The previous contract expired in May, 2016.

INKAI

Production was 83% higher for the quarter and 83% higher for the first six months compared to the same periods last year, due to the timing of new wellfield development in our 2016 mine plan. The operation remains on track to achieve our planned 2016 production.

As previously disclosed, we also signed an agreement with our partner Kazatomprom and JV Inkai to restructure and enhance JV Inkai. Please see our second quarter MD&A for more information.

RABBIT LAKE

Given the continued depressed market conditions in the near term, we suspended production at our Rabbit Lake operation during the second quarter. Production was 250% higher than the same period last year due to the timing of maintenance in 2015. Production for the first six months was 1.1 million pounds, unchanged from the comparable period in 2015. The facilities are now in care and maintenance.

We expect to complete the transition of the Rabbit Lake operation to care and maintenance by the end of August, at a cost of about $45 million. We then expect the cost to maintain the site in a safe care and maintenance state for the remainder of the year to be about $15 million. We previously estimated the total cost of transition and care and maintenance activities to be about $35 million in 2016. However, due to an accelerated start for transition of the mill to care and maintenance, and the timing of workforce reductions, additional costs were incurred and categorized as care and maintenance costs. Previously, we expected some of those costs to be categorized as operating or capital costs.

As long as production is suspended, we expect care and maintenance costs to range between $40 million and $45 million annually for the first few years. A workforce of 120 is remaining on site (down from 650) to maintain the facilities and sustain environmental monitoring and reclamation activities. The related severance cost of $11.8 million is included in our cost of sales and reflected in our results.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	David Bronkhorst, vice-president, mining and technology, Cameco

CIGAR LAKE

•	Les Yesnik, general manager, Cigar Lake, Cameco

INKAI

•	Darryl Clark, general director, JV Inkai

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed beginning on page 11, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks beginning on page 11. We recommend you also review our annual information form, first quarter and second quarter MD&A, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	the discussion under the heading Our strategy

•	our expectations about 2016 and future global uranium supply and demand including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2016

•	our expectations for uranium deliveries for the balance of 2016

•	our expectations for 2016 capital expenditures

•	our future plans and expectations for each of our uranium operating properties

•	our expectations related to the suspension of production at Rabbit Lake and transitioning the operation to care and maintenance

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, care and maintenance, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face challenging or unexpected geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium suppliers fail to fulfil delivery commitments

•	our expectations relating to suspending Rabbit Lake production and transitioning the operation to care and maintenance prove to be inaccurate

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, including as a result of any difficulties freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, royalty rates, currency exchange rates and interest rates
•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our mines

•	our McArthur River development, mining and production plans succeed

•	our Cigar Lake development, mining and production plans succeed, and the deposit freezes as planned

•	modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•	that we will be able to implement the transition of the Rabbit Lake operation to care and maintenance within the time line and at the costs anticipated

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals
•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on October 14, 2016, to shareholders of record at the close of business on September 30, 2016.

Conference call

We invite you to join our second quarter conference call on Thursday, July 28, 2016 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 340-8530. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 28, 2016, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 6067397)

Additional information

You can find a copy of our second quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2015 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries:	Cory Kos	(306) 956-8176
Media inquiries:	Rob Gereghty	(306) 956-6190